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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From ________ To ________

Commission File No. 0-22759

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANK OF THE OZARKS, INC.
401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANK OF THE OZARKS, INC.
12615 Chenal Parkway
Little Rock, AR 72211

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Form 11-K

Index

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrative Committee
Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan
Little Rock, Arkansas

We have audited the accompanying statements of net assets available for benefits of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Brentwood, Tennessee
June 20, 2008

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2007	**2006**
Assets:		
Cash	$ 28,769	$ 163,746
Investments, at fair value	32,189,372	35,994,828
Receivables:		
Employer contributions	29,075	20,263
Participant contributions	59,851	56,165
Total assets	32,307,067	36,235,002
Liabilities:		
Excess contributions payable	-	16,925
Other	-	4,771
Total liabilities	-	21,696
Net assets reflecting all investments at fair value	32,307,067	36,213,306
(Decrease) increase from fair value to contract value for Federated Investors Capital Preservation Fund, which is considered a fully benefit- responsive investment contract	(16,134)	23,475
Net assets available for benefits	$32,290,933	$36,236,781

See accompanying notes to financial statements.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Year ended December 31, 2007
Investment income:	
Net depreciation in fair value of investments	$(5,802,347)
Interest and dividends	1,113,659
	(4,688,688)
Contributions:	
Employer	297,570
Participant	1,390,939
Rollover	64,019
Total contributions	1,752,528
Total investment income and contributions	(2,936,160)
Deductions:	
Benefits payments	985,545
Administrative expenses	24,143
Total deductions	1,009,688
Net decrease	(3,945,848)
Net assets available for benefits, at beginning of year	36,236,781
Net assets available for benefits, at end of year	$32,290,933

See accompanying notes to financial statements.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

1. Description of the Plan

The following brief description of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Bank of the Ozarks, Inc. (the "Employer"), except leased employees and independent contractors. Employer includes any corporation into which it may be merged or consolidated, or any corporation that may hereafter accept and adopt the terms of this Plan with approval of the Board of Directors of Bank of the Ozarks, Inc. Employer also includes any corporation which is a member of a controlled group of corporations and all trades or businesses which are under common control, provided, however, that service with an incorporated or unincorporated employer which has not expressly adopted this Plan shall not give employees of such employers the right to share in any contributions made by employers which have expressly adopted this Plan. Employees become eligible to participate in the Plan after completing an hour of service for the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Participants may elect to defer a percentage of their eligible pretax compensation, or any other dollar amount as allowed by the Internal Revenue Code (the "Code"), by means of regular payroll deductions. For each Plan year, the Employer shall contribute to the Plan an amount equal to such percentage of the elective deferrals made by the participants as the Employer in its discretion shall determine. The Employer's matching contribution for 2007 was equal to 50% of a participant's elective deferrals up to 6% of the participant's eligible compensation. Participants may direct contributions to any of the investment options selected by the Plan's administrative committee.

The Employer may also make a discretionary profit sharing and/or Employee Stock Option Plan ("ESOP") contribution to those participants employed on the last day of the Plan year who have worked 501 hours during the Plan year. A participant does not have to make elective deferrals in order to receive a discretionary contribution. The amount of the discretionary contribution is set by the Employer each year, and it is allocated based on the relationship of the participant's compensation to the total compensation for all participants. No discretionary contributions were made for the year ended December 31, 2007. At both December 31, 2007 and 2006, all ESOP shares were allocated to participant accounts and are participant directed.

Vesting

Participants are immediately vested in their elective deferrals plus actual earnings thereon. Vesting in the Employer's matching and discretionary contributions is based on years of service, and participants become fully vested after six years of credited service based on a graduated vesting schedule, or in the event of retirement, disability or death.

Participant Accounts

Each participant's account is credited with the participant's elective deferrals and allocations of (i) the Employer's matching and discretionary contributions and (ii) Plan earnings and is charged an administrative expense for recordkeeping. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures of Employer matching contributions will be applied towards satisfying future Employer matching contributions. All forfeitures from profit sharing and ESOP contributions will be allocated in the same manner as the Employer profit sharing and ESOP contributions are allocated. At December 31, 2007 and 2006, forfeitures of $29,000 and $163,900, respectively, were available to satisfy future Employer matching contributions.

There were no Plan assets allocated to participants who have elected to withdraw from the Plan, but have not been paid at December 31, 2007 and 2006.

Payment of Benefit

Upon termination of service, death, disability, or reaching normal retirement age, a participant may receive a lump-sum amount equal to the vested value of his or her account, except for the portion attributable to ESOP contributions. Unless a participant elects otherwise, all ESOP distributions must be made in equal periodic payments, not less frequently than annually, over a period not exceeding the greater of (i) five years or (ii) in the case of an account distribution in excess of $500,000, five years plus one additional year (not to exceed five additional years) for each $100,000 by which the account balance exceeds $500,000. However, if a participant elects not to receive his or her benefits in this manner, the distribution may be made in one of the following three methods: (i) payment in a lump sum, (ii) payment in installments over a certain period which does not exceed the lesser of ten years or the life expectancy of the participant, or (iii) a combination of (i) and (ii). The Employer has the option of paying ESOP distributions either in the form of cash or in the form of Employer stock.

Excess Contributions

Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Administrative Expenses

Administrative recordkeeping expenses incurred in connection with the operation of the Plan are typically borne by the participants. All other administrative fees are paid by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, whereby additions and deductions to net assets available for benefits, other than benefit payments, are recognized when earned or incurred, respectively. Benefit payments are recorded when paid.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held directly by the Plan or included in the underlying investments of common collective trust funds in which the Plan holds an interest are presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is presented as a separate adjustment line in the statements of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. The net depreciation reported in the Plan's statements of changes in net assets available for benefits reflects the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

Investment Valuation and Income Recognition

Investments are valued at fair market value. Shares of registered investment companies are valued at published market prices, which represent the net asset values of shares held by the Plan at year-end. Common stock is valued at the last reported sales price on the last business day of the Plan year. The fair value of the Plan's interest in the collective investment fund is based upon the net asset value of the fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and the impact of adoption on the Plan's net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

In February 2008, the FASB issued Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157." FSP 157-2 delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective January 1, 2008 and the impact of adoption on the Plan's net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets in the periods indicated is as follows:

	December 31, 2007
Federated Investors Capital Preservation Fund (Contract value of $3,241,402)	$ 3,257,536
Bank of the Ozarks, Inc. common stock – 824,919 shares	21,612,878
	December 31, 2006
Federated Investors Capital Preservation Fund (Contract value of $2,466,907)	$ 2,443,432
Bank of the Ozarks, Inc. common stock – 827,931 shares	27,371,392

During 2007, the Plan's investments (including investments purchased and sold as well as held during the year) depreciated in fair value, as determined by published market prices on December 31, 2007, as follows:

Registered investment companies	$ 129,936
Bank of the Ozarks, Inc. common stock	5,672,411
	$5,802,347

The Plan invests in various investment securities. Investment securities are subject to certain risks including interest rate, market, credit and various other risks. Due to the level of risk associated with the Plan's investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

4. Income Tax Status

The Plan has received determination letters from the Internal Revenue Service (the "IRS") dated September 27, 2000 and October 9, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. At December 31, 2007, the Plan Administrators believe the Plan is currently designed and is being operated in accordance with the Code. In the event it is determined that the Plan is not operating in compliance with the Code, the Employer will take the necessary steps to bring the Plan's operations into compliance.

5. Party-In-Interest Transactions

A substantial portion of the Plan's assets are invested in shares of the Employer's common stock. During 2007, cash dividends paid on such shares totaled $355,630. Because the Employer is the Plan Sponsor, the transactions involving shares of the Employer's common stock qualify as party-in-interest transactions. The Plan also has assets invested in Federated Investors mutual funds and collective investment funds. Because Federated Retirement Plan Services serves as trustee of the Plan, the transactions involving shares of the Federated Investors mutual funds and collective investment funds also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits in the financial statements to the Form 5500 for the periods indicated:

	December 31, 2007	December 31, 2006
Net assets available for benefits in the financial statements	$32,290,933	$36,236,781
Decrease (increase) from contract value to fair value for Federated Investors Capital Preservation Fund, which is considered a fully benefit-responsive investment contract	16,134	(23,475)
Net assets in the Form 5500	$32,307,067	$36,213,306

The following is a reconciliation of the decrease in net assets available for benefits as of the December 31, 2007 financial statements to the net decrease in net assets available for benefits in the Form 5500:

	2007
Decrease in net assets available for benefits in the financial statements	$(3,945,848)
Change in excess of estimated fair value over contract value of investment in benefit-responsive investment contract	39,609
Decrease in net assets in the Form 5500	$(3,906,239)

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan
Schedule H; Line 4i – Schedule of Assets (Held at End of Year)
EIN: 71-0556208, Plan No. 002

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
		Mutual Funds	
	American Funds	EuroPacific Growth Fund	$ 766,701
	Oppenheimer Funds	Global Fund	800,851
	Baron Funds	Small Cap Fund	778,311
	Janus	Advisor Small Company Value Fund	161,444
*	Federated Investors	Kaufmann Fund	763,251
	Lord Abbett	Mid-Cap Value Fund	1,200,292
	American Funds	Growth Fund	859,227
	Davis Funds	New York Venture Fund	951,886
*	Federated Investors	Max-Cap Index Fund	274,030
	MFS Funds	Strategic Value Fund	239,710
	Fidelity	Balanced Fund	1,269
*	Federated Investors	Total Return Government Fund	337,134
*	Federated Investors	Total Return Bond Fund	184,852
			7,318,958
		Collective Investment Funds	
*	Federated Investors	Capital Preservation Fund	3,257,536
		Common Stock	
*	Bank of the Ozarks, Inc.	824,919 Shares	21,612,878
			$32,189,372

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of the Ozarks, Inc. 401(k)
Retirement Savings Plan

Date: June 20, 2008

By: /s/ Paul Moore

Paul Moore
Chief Financial Officer and
Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Seq. Description
23.1	Consent of Independent Registered Public Accounting Firm

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-32177 on Form S-8 of Bank of the Ozarks, Inc. of our report dated June 20, 2008, appearing in this Annual Report on Form 11-K of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan for the year ended December 31, 2007.

Crowe Chizek and Company LLC

Brentwood, Tennessee
June 20, 2008

END